Exhibit 19

Transactions in Securities and Improper Use of Material Information Policy

The Board of Directors (the "Board") of Olympic Steel, Inc. (the "Company") has adopted the following policy (the "Policy") regarding transactions in securities of the Company ("Company Securities") and improper use of material information.

Policy

Employees or agents of the Company and members of their immediate families may not buy or sell Company Securities, or securities of any other publicly-held company, while in possession of material non-public information (as defined below) obtained during the course of employment or other involvement with Company business, even if the decision to buy or sell is not based upon the material non-public information.

In addition, entities such as trusts, foundations or non-profit organizations over which an employee has control, may not buy or sell securities while the employee is in possession of such material non-public information. If you have material non-public information, you may not disclose that information to others, even to family members or other employees, except for employees whose job responsibilities require the information.

Applicability

The Policy stated above applies to all employees. In order to ensure compliance with this Policy, the Board has adopted the following additional procedures, which apply to (a) directors and executive officers of the Company and (b) such additional officers and certain employees and representatives of the Company and its subsidiaries as determined from time to time by the Chief Financial Officer of the Company (such individuals in clauses (a) and (b) are referred to collectively herein as "Covered Persons") and their Related Persons (as defined below). The Company has determined that these Covered Persons are likely to have access to material non- public information by virtue of their position with the Company. These procedures apply regardless of the dollar amount of the trade or the source of the material non-public information. Any questions regarding the applicability of this Policy to a specific situation should be referred to the Chief Financial Officer of the Company.

For purposes of this Policy, a "Related Person" includes your spouse, minor children and anyone else living in your household; partnerships in which you are a general partner; corporations in which you either individually or together with other Related Persons own a controlling interest; trusts of which you are a trustee, settlor or beneficiary; estates of which you are an executor or beneficiary; or any other group or entity where the insider has or shares with others the power to decide whether to buy Company Securities. Although a person's parent, child or sibling may not be considered a Related Person (unless living in the same household), a parent or sibling may be a "tippee" for securities laws purposes. See below for a discussion on the prohibition on "tipping."

This Policy will continue to apply to any employee or agent whose relationship with the Company terminates as long as the individual possesses material non-public information that he or she obtained in the course of his or her employment or relationship with the Company.

Material Information

The materiality of a fact depends upon the circumstances. A fact is considered "material" if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company's business or to any type of security, debt or equity. Information that could be considered material regarding the Company includes, but is not limited to:

(a) information that has not previously been made public in a press release, (b) actual change in earnings, (c) upcoming announcement of earnings or losses, (d) a pending or prospective merger or acquisition, (e) the sale of significant assets or a significant subsidiary, (f) the gain or loss of a substantial customer or supplier and (g) information not included in an annual, quarterly or periodic filing by the Company with the Securities and Exchange Commission.

Non-Public Information

Information is "non-public" if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through a report filed with the Securities and Exchange Commission (“SEC”) or through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, The Associated Press or United Press International. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information. Generally, one should allow approximately one full trading day following publication of material information as a reasonable waiting period before such information is deemed to be public. Note that this restriction is in addition to any other restrictions that apply under this Policy, including the requirement that trades be pre-cleared (see below) and that they occur during specified trading windows (see below).

Trading on Material Non-Public Information

No Covered Persons or their Related Persons may place a purchase or sell order or recommend that another person place a purchase or sell order in securities of a company (including initial elections, changes in elections or reallocation of funds relating to 401(k) plan accounts or deferred compensation accounts, but excluding the exercise of options, other than as described below)

outside of a trading window (see below) or when he or she has knowledge of material information concerning the Company that has not been disclosed to the public.

The above restriction on insider trading is not limited to trading in Company Securities. It includes trading the securities of other firms, or recommending that another person place a similar trade, particularly with respect to those firms that are current or prospective customers or suppliers of the Company and those with which the Company may currently be negotiating.

Penalties for trading on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not permanently benefit from the violation. Penalties include:

●	Jail sentences of up to 20 years;

●	Criminal fines (no matter how small the profit) of up to $5,000,000 plus, in the case of entities only, a criminal penalty of up to $25,000,000;

●	Civil fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited;

●	Fines for the employer or other controlling/supervisory person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided;

●	Disgorgement of profits, including reasonable interest;

●	Civil injunctions; and

●	Treble damages.

In addition, any violation of this Policy can be expected to result in serious sanctions by the Company, including dismissal of the persons involved.

In connection with your employment, all employees, from time to time, gain access to material non-public information. Therefore, you and members of your immediate family may not buy or sell Company Securities, except as provided in this Policy.

Non-disclosure of Material Non-Public Information

Material non-public information must not be disclosed to anyone, except the designated persons within the Company or certain third-party agents of the Company (such as investment banking advisors or outside legal counsel) whose positions require them to know it, until such information has been publicly released by the Company.

Insiders may be liable for communicating or tipping material non-public information to any third party ("tippee"), not limited to just Related Persons. Further, insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material non-public information tipped to them and individuals who trade on material non-public information that has been misappropriated. Tippees inherit an insider's duties and are liable for trading on material non-public information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, tippees who pass the information along are liable for the insider trading of persons to whom they have tipped the information. In other words, a tippee's liability for insider trading is no different from that of an insider. Tippees can obtain material non-public information by receiving overt tips from others or through, among other things, conversations at social, business or other gatherings. Therefore, it is the Company's policy that Covered Persons are required to keep completely and strictly confidential all non-public information relating to the Company.

Transaction in Company Securities

Pre-Clearance

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after- the-fact with the benefit of hindsight. Therefore, a form of Request for Approval of Securities Transaction, attached as Annex A hereto, must be submitted to the Chief Financial Officer or Treasurer prior to any purchase or sale of any Company Securities by a Covered Person or any Related Persons. The Company intends to review and respond directly to each request within two business days after receipt.

Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. Clearance of a transaction is valid only for a 48-hour period. If the transaction order is not placed within that 48-hour period, clearance of the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

Each Covered Person must notify the Chief Financial Officer or other authorized representative immediately of any transactions in Company Securities so that the proper forms are filed in a timely fashion to the Securities and Exchange Commission.

Transactions involving directors and officers, including gifts of Company Securities, must be filed with the SEC before the end of the second business day following the date of the transaction. It is extremely critical that any proposed and subsequently completed transactions be communicated in a timely manner.

All Covered Persons will be required to fill out a Record of Securities Trading form annually indicating the number of securities held.

Covered Persons are not permitted to trade the Company Securities unless authorized for a specific trade, except pursuant to an approved 10b5-1 plan (see below).

Blackout Periods

The Company's announcement of its quarterly financial results almost always has the potential to have a material effect on the market for Company Securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, Covered Persons and their Related Persons may not trade in Company Securities during the period beginning 15 days prior to the end of the fiscal quarter and ending after the first full trading day following the release of the Company's earnings for that quarter.

Trading Window

Subject to the pre-approval provisions set forth above and except as allowed pursuant to an approved 10b5-1 plan (see below), Covered Persons and their Related Persons may trade in Company Securities only during the window between blackout periods. Additionally, from time to time, the Company, through the Chief Financial Officer or other authorized representatives, may close trading during other periods in light of developments that could involve material non-public information. In these situations, the Chief Financial Officer or other authorized representatives will notify particular individuals that they may not engage in trading of Company Securities (except as permitted under a Rule 10b5-1 plan as described below) and may not disclose to others the fact that the trading restriction has been created. If the relationship of an individual with the Company should terminate while such a notice is in effect, the prohibition will continue to apply until the Chief Financial Officer or other authorized representatives give notice that the ban has been lifted.

10b5-1 Plans

Rule 10b5-1(c) under the Securities Exchange Act of 1934 provides a defense from insider trading liability if trades occur pursuant to a pre-arranged "trading plan" that meets specified conditions. Under this rule, if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and if these arrangements are established during a trading window and at a time when you do not possess material non-public information, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned of material non-public information. Arrangements under the rule may specify the amount, price and date through a formula or may specify trading parameters that another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not possess any material non-public information at the time of the trades. Trading plans can be established for a single trade or a series of trades. The Company prefers that your trading plan provide for trades quarterly during the window period.

Trading plans are subject to a mandatory cooling-off period (the “Cooling-Off Period”) before the first trade can occur under a trading plan. The Cooling-Off Period for trading plans of directors and executive officers is the later of (a) 90 days after adoption of the trading plan and (b) two business days following disclosure of the Company’s financial results in a quarterly report on Form 10-Q or annual report on Form 10-K (but in no case more than 120 days) covering the quarter in which the trading plan was entered into. The Cooling-Off Period for trading plans for all other Covered Persons is 30 days after adoption of the trading plan.

It is important that you document the details of a trading plan properly. Please note that, in addition to the requirements of a trading plan described above, there are a number of additional procedural conditions to Rule 10b5-1(c) that must be satisfied before you can rely on a trading plan as an affirmative defense against an insider trading charge. The trading plans of directors and executive officers must include a certification that the director or executive officer, as applicable, is (a) not aware of any material non-public information about the Company or Company Securities; and (b) adopting the plan in good faith and not as part of a scheme to evade Rule 10b-5 prohibitions. Other requirements include that you act in good faith, that you not modify, and amend or terminate your trading plan while you possess material non-public information and that you not enter into or alter a corresponding or hedging transaction or position. Because this rule is complex, the Company recommends that you work with a broker and the Chief Financial Officer to be sure you fully understand the limitations and conditions of the rule before you establish a trading plan.

All trading plans must be reviewed and approved by the Chief Financial Officer before they are implemented pursuant to a form of request, attached as Annex B hereto. The Chief Financial

Officer maintains guidelines that all trading plans must meet in order to be considered for approval. These guidelines include the requirement that plans only be entered into during a window period and that they must include the applicable Cooling-Off Period before the first trade occurs pursuant to the trading plan.

Transactions that Create Heightened Legal Risk

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if Covered Persons and their Related Persons engage in certain types of transactions. Accordingly, the following transactions are subject to this Policy.

Short Sales. “Short” sales of stock are transactions where a person borrows stock, sells it and then buys stock at a later date to replace the borrowed shares. Short sales of Company Securities by Covered Persons and their Related Persons are prohibited by this Policy. In addition, Section 16(c) of the Securities Exchange Act of 1934 prohibits executive officers and directors from engaging in short sales.

Publicly-Traded Put and Call Options. A put is an option or right to sell a specific stock at a specific price before a set date, and a call is an option or right to buy a specific stock at a specific price before a set date. Generally, call options are purchased when a person believes that the price of a stock will rise, whereas put options are purchased when a person believes that the price of a stock will fall. Transactions by Covered Persons and their Related Persons in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

Hedging Transactions. “Hedging transactions” can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds or through other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company Securities. Such hedging transactions might otherwise permit a Covered Person to continue to own Company Securities obtained through equity compensation plans or otherwise, but without the full rewards and risks of ownership. Accordingly, hedging transactions by any Covered Person and their Related Persons, or any of their designees, are prohibited under this Policy.

Margin Accounts and Pledging Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material non-public information or otherwise is not permitted to trade in Company Securities, Covered Persons and their Related Persons are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan.

Miscellaneous

No Exception for Hardship

The existence of a personal financial emergency does not excuse you from compliance with this Policy.

Exercise of Options or Other Awards

Anyone may exercise options or other awards granted to them by the Company and, subject to the restrictions discussed in this Policy and other applicable Company policies, sell shares acquired through exercise of options or such other awards.

Annual Acknowledgment

In order to assure that each Covered Person is aware of these policies and procedures, each will be asked to sign an annual acknowledgment, attached as Annex C hereto, that he or she has read this Policy, understands it and agrees to abide by it. A copy of this Policy will be provided to any applicable new employee at the time of employment or promotion into one of these positions. This Policy will become a part of each employee's personnel records.

Amendment; Waivers

The Company reserves the right to amend this Policy at any time. The Board, a committee of the Board, and, in some circumstances, their designees, may grant a waiver of this Policy on a case- by-case basis, but only under special circumstances.